Mail Stop 4561

September 12, 2006

John Saunders
Chief Executive Officer
Integrated Management Information, Inc.
221 Wilcox, Suite A
Castle Rock, CO 80104

Re: Integrated Management Information, Inc.
Amendment No. 2 to Form SB-2
Filed August 3, 2006
File No. 333-133624

Dear Mr. Saunders:

We have reviewed your amended filing and response and have the following comments, which are in addition to the comment provided on August 31.

1. Please refer to prior comments 15 and 23. We note the revised risk factor on page 6 and revised liquidity discussion in Management's Discussion and Analysis on page 13. Please update your risk factor subheading as to current cash resources funding operations through September 15, 2006. Further, revise the discussion to state in dollar terms what your current cash resources are and indicate the amount of additional cash resources that will be required to fund your financial obligations for the next 12 months.

2. Please refer to prior comment 35. We note your revisions to the summary compensation table. Please tell us the basis for including car allowance and health insurance payments in the "other annual compensation" column. (We presume that these amounts are cash payments to the named executive officers.) This column should be limited to the dollar value of such compensation not properly categorized as salary or bonus. Note that Item 402(b)(2)(iii)(C) limits this column to the five categories of annual compensation listed in that paragraph.

Competition, page 20

3. Please refer to prior comment 32. We note your revisions to this section. Please expand the initial paragraph on page 20 to explain the following:

    •   Explain how you consider the fact that yours is a paper-based system to be an advantage over the computer-based systems of your competitors. Is the fact that your system is paper-based related to your off-site servicing capability? Clarify what is involved in "off-site servicing" and explain why you believe you are the only business with that capability.

- Explain your reference to having an approved program by 85% of the feed lots and packers. How do the feed lots and packers relate to the 792,050 independent suppliers? What is the significance of having approval by "feed lots and packers"? Is there an objective, standard approval system or does the approval result from a certification program, survey or some other method initiated by your company?

Certain Relationships and Related Transactions, page 26

4. You disclose the amounts paid to the two board members, Mr. Belk and Mr. Roth, on an aggregate basis. Please revise to disclose separately the amounts paid to each board member.

General

5. Please update your filing to the extent appropriate. For example, please provide: updated financial and related information pursuant to Item 310(g) of Regulation S-B; updated beneficial ownership information pursuant to Item 403 of Regulation S-B; and an updated legal opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

You may contact Stephen Krikorian, Accounting Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 713-547-8910
        Hank Vanderkam
        Vanderkam & Associates